Exhibit 99.1

Subject: Stock Option Exchange Program

On May 14, 2009, our stockholders approved a proposal allowing Active Power to conduct a one-time exchange of eligible stock options for certain of our employees. This will allow eligible employees the opportunity to exchange certain of their current options that are underwater for a lesser number of new options with a new exercise price. Please review the key points below and make a note of the informational meeting that is scheduled for next week to learn more about the stock option exchange program (the “exchange program”).

Stock Option Exchange Program

The opportunity – This exchange program is a one-time, voluntary opportunity for certain eligible employees, excluding our named executive officers, employees with a title of vice president or above, and members of our Board of Directors, who hold certain underwater stock options to exchange those options for a lesser number of new options with an exercise price equal to our stock price on the new options’ grant date.

Minimum exercise price and exchange ratios – The minimum per share exercise price of options eligible to be exchanged under the exchange program will be based on our 52-week high closing sale price as of the start of the Exchange Program. The exchange ratios that determine how many new options will be granted in exchange for eligible options will be determined shortly before the commencement of the exchange program.

Price of new options – The exercise price of the new options will be based upon the closing price of Active Power’s stock at the end of the exchange program.

Timing – It is anticipated that the exchange program will commence on July 14, 2009, and remain open for a period of at least 20 U.S. business days. We expect the exchange program will close at 5:00 p.m., Central Time, on August 11, 2009.

Additional Information – Employees who are eligible to participate in the exchange program will receive an email on the date the exchange program begins that will contain important information regarding the exchange program.

An information meeting will be held in Austin next Tuesday, July 14, 2009, at 2:30 p.m. Central Time in the Gauss conference room. We will also webcast and audio cast this meeting for employees in other locations and will schedule a separate call to accommodate our employees in Europe and remote locations for Wednesday morning July 15, 2009.

If you expect to be out of the office, for example on vacation, next week, please contact Caroline MacNeill in Human Resources to let her know your schedule so that if you are eligible to participate in the exchange program, we can provide you with the necessary information relating to the exchange program.

Key legal disclosure:

We have not yet commenced the exchange program. Even though stockholder approval has been obtained, we may still decide not to implement the exchange program or to delay its implementation. If the exchange program is commenced, we will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when they become available because they will contain important information about the exchange-program. We will deliver the exchange program documents to all eligible employees free of charge when the exchange program commences, and anyone will be able to obtain these written materials and other documents filed by Active Power with the SEC free of charge from the SEC’s website at www.sec.gov.